Exhibit 99.103

DeFi Technologies Inc. Subsidiary, Valour Inc., Launches Trading Desk in UAE to Expand ETP Listings and Presence in the Middle East

●	New Trading Desk in UAE: DeFi Technologies Inc.’s subsidiary, Valour Inc., has opened a new trading desk in the United Arab Emirates, marking the initial step in its strategy to make ETPs globally accessible and expand its presence in the Middle East.

●	Strategic Expansion for Growth: This move into the UAE, selected for its progressive regulatory environment and high cryptocurrency adoption rate, is crucial to Valour’s plan to broaden its product offerings and increase its global footprint, aiming to capitalize on the region’s dynamic financial landscape.

●	Ambitious Product Launch Plans: Valour plans to expand its AUM by introducing 15 new ETP products in 2024—adding to the 17 already listed in Europe—and another 30 in 2025, leveraging the growth potential of the digital asset ecosystem and affirming its leadership in innovation.

TORONTO – April 8, 2024 – DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance is pleased to announce that its subsidiary, Valour Inc., a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has opened a new trading desk in the United Arab Emirates (“UAE”). This initiative marks a significant stride in the Company’s mission to enhance global accessibility to regulated digital assets and underscores its commitment to global growth through Valour and Valour Digital Securities Limited’s (and, together with Valour Inc., “Valour”) exchange-traded products (“ETPs”).

This expansion into the Middle East is a key element of Valour’s strategy to increase its product offerings and global footprint. The UAE was specifically chosen for its progressive regulatory environment, high cryptocurrency adoption rate—where an estimated 27% of the population engages in crypto ownership — and its embrace of blockchain technology across multiple sectors. These factors make it an ideal location for fostering growth and extending Valour’s reach into new markets.

As part of this strategic initiative, Valour aims to expand its assets under management (“AUM”) by launching 15 new ETP products in 2024, in addition to the 17 already listed in Europe, followed by another 30 in 2025. This ambitious expansion plan capitalizes on the growth potential of the digital asset ecosystem, demonstrating Valour’s commitment to innovation and its leading role in the digital asset market.

Olivier Roussy Newton, CEO of DeFi Technologies, comments on the expansion: “The launch of our trading desk in the UAE signifies a pivotal moment for both Valour and DeFi Technologies as we expand our global outreach. This is more than just entering a new market; it’s about integrating into a dynamic and evolving financial landscape that the Middle East represents. We are excited to embark on this journey, leveraging the UAE as a gateway to broader horizons and setting the stage for growth and opportunity.”

The establishment of a trading desk in the UAE represents the first phase of Valour’s plans for geographical expansion. Valour is ideally positioned to leverage the increasing global demand for regulated and trusted access to digital assets and the rapidly expanding Web 3 ecosystem.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to future development and listings of ETPs; geographic expansion; adoption rate of crypto currency in the Middle East; the UAE trading desk; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges and regulatory authorities; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech

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